Exhibit 99.1

ShangPharma Independent Committee Appoints Chairman and Legal Counsel

SHANGHAI, July 17, 2012 — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced that Mr. Yuk Lam Lo has been appointed as the chairman of the independent committee of the Company’s board of directors (the “Independent Committee”). In addition, the Independent Committee has appointed O’Melveny & Myers LLP as its legal advisor.

As previously announced, the Company’s board of directors formed the Independent Committee to review and evaluate the July 6, 2012 non-binding proposal from its Chairman and Chief Executive Officer, Mr. Michael Xin Hui, and entities affiliated with him (collectively, “Founder”) and TPG Star Charisma Limited and its affiliates (collectively, “TPG”) to acquire all of the outstanding shares of ShangPharma not currently owned by Founder or TPG (the “Proposal”).

The Independent Committee also intends to retain independent financial advisors to assist it in evaluating the Proposal and any additional proposals that may be made by Founder, TPG or other parties, if any. Although the Independent Committee has begun preliminary work, it has not set a definitive timetable for the completion of its evaluation of the Proposal or any other strategic alternatives and does not currently intend to announce developments unless and until an agreement has been reached. There can be no assurance that any definitive offer will be made, that any agreement will be executed, that the Independent Committee will recommend the Proposal or that this or any other transaction will be consummated.

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high-quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact:

ShangPharma Corporation

William Dai

Chief Financial Officer

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600